Fax

04 FEB 12 AM 7:21

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	12 February 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

04012785

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours faithfully

Kerin Williams
Deputy Company Secretary

dlw 2/13

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY INTERNATIONAL

BY FAX

February 2004, 12

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: 'Purchase of Own Shares'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

file no. 82-34722

Liberty International PLC

Purchase of Own Shares

Liberty International PLC announces that it acquired for cancellation 95,000 of its 50p ordinary shares at a price of 678.49p per ordinary share on 11 February 2004.

Enquiries:

Susan Folger, Company Secretary +44 (0)20 7887 7004

12 February 2004